FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 24, 2008, announcing Registrant’s results for the third quarter ending September 30, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 24, 2008

Gilat Announces Results for the Third Quarter, 2008

Petah Tikva, Israel, November 24, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ending September 30, 2008.

Revenues for the third quarter of 2008 were $65.3 million, compared to $71.5 million for the same period in 2007. Net loss for the third quarter of 2008 was $0.5 million or $0.01 per diluted share, compared to a net income of $5.9 million or $0.14 per diluted share in the third quarter of 2007. Non-GAAP net income for the third quarter of 2008 was $0.6 million, or $0.01 per diluted share, compared to net income of $6.1 million, or $0.15 per diluted share in the third quarter of 2007.

Revenues for the nine month period ended September 30, 2008 were $201.4 million, compared to $209.9 million in the comparable period of 2007. Net income for the nine month period ended September 30, 2008 was $5.3 million or $0.13 per diluted share, compared to net income of $16.3 million or $0.39 per diluted share in the same period of 2007. Non-GAAP net income for the nine month period ended September 30, 2008 was $7.8 million, or $0.19 per diluted share, versus a net income of $17.4 million, or $0.42 per diluted share, in the comparable period of 2007.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “Our financial results in the third quarter reflect a decline in GNS’s business, primarily attributable to lengthened sales cycles, partially offset by strong activity in the U.S. with the receipt of several major orders for gaming and other applications. Our business remains steady and the Company is in a strong financial position. We have a strong balance sheet carrying a sizeable amount of cash with relatively little debt that can support us even if business slows down due to economic hardships and may open for us interesting acquisition opportunities going forward.”

During the quarter, Gilat filed a lawsuit against each of the parties that had guaranteed the payment of a termination fee under the Merger Agreement. This follows the termination of the Agreement and Plan of Merger entered into on March 31, 2008.

The Company also announced that it has not yet been able to reach resolution with the government of Colombia relating to the Compartel projects that were under renegotiation and were to have been signed in September 2008. More details will be provided in the Company’s quarterly investor call.

Recent Announcements

–	Mongolia’s Incomnet expanded its SkyEdge network to include a Gilat cellular backhaul solution to serve Mongolia’s mobile operators. Gilat’s SkyAbis cellular backhaul solution, based on the SkyEdge multi-service platform enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities.

–	A major international cellular operator in Bolivia is deploying a Gilat SkyEdge II network to provide cellular backhaul services throughout the country. Following the successful deployment of the initial phase of the new network which provides cellular backhaul services to 50 base station sites in the country, the operator is currently expanding the network to cover an additional 50 sites. The network will bring voice and data services to the country’s remote regions.

–	Costa Rica’s national telecommunications operator, ICE, selected Gilat’s SkyEdge broadband satellite network to serve end users throughout Costa Rica with telephony and wireless Internet access services.

–	Gilat deployed a SkyEdge broadband satellite network in Honduras for Administradora de Redes (Aduanett), a private company owned by Honduras’ leading customs brokers. The network provides high-speed Internet and data connectivity to customs offices and other businesses.

Conference Call & Webcast

Gilat will host a conference call today at 9:30 AM Eastern Time. In order to ensure audio access, participants from the U.S. should dial in at (888) 281-1167 and international participants should dial in at (972) 3-918-0692. The live presentation may also be accessed via Webcast through the Company’s website at www.gilat.com prior to the call. A replay of the call will be available beginning at approximately 12:00 PM Eastern Time, November 24, 2008 until November 26, 2008 at 12:00 PM.

To listen to the replay, U.S. participants should call (888) 326-9310 and international participants should call (972) 3-925-5947. The call will also be available for replay as a Webcast on the Company’s website at www.gilat.com and will be archived for 30 days.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge™ and SkyEdge II Product Family, which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q3 2008 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the expenses related to the merger transaction and the share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and EBIDTA is presented in the attached summary financial statements.

Investor Relations Contact:
Andrea Costa
Grayling Global
Phone: 1 (646) 284-9400
acosta@hfgcg.com

Media Relations Contact:
Kim Kelly
Phone: + (972) 3 925-2406
kimk@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2008	2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	112,298	122,807
Short- term bank deposits and Held to maturity marketable securities	29,603	45,578
Short-term restricted cash	8,554	7,091
Restricted cash held by trustees	7,498	7,450
Trade receivables, net of allowance for doubtful accounts	55,188	43,746
Inventories	23,998	24,794
Other current assets	21,311	24,748

Total current assets	258,450	276,214

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	5,289	6,321
Long-term restricted cash held by trustees	16,701	16,544
Severance pay fund	13,354	11,835
Long-term trade receivables, receivables in respect of capital
leases and other receivables	9,927	9,170

Total long-term investments and receivables	45,271	43,870

PROPERTY AND EQUIPMENT, NET	107,777	105,247

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,912	4,771

TOTAL ASSETS	415,410	430,102

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2008	2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,500	5,823
Current maturities of long-term loans	5,357	5,354
Trade payables	18,591	25,954
Accrued expenses	24,311	20,275
Short-term advances from customer held by trustees	15,209	15,005
Other current liabilities	43,617	58,686

Total current liabilities	112,585	131,097

LONG-TERM LIABILITIES:
Accrued severance pay	13,631	11,723
Long-term advances from customer held by trustees	8,989	8,989
Long-term loans, net	14,389	18,704
Accrued interest related to restructured debt	2,165	2,493
Convertible subordinated notes	16,315	16,315
Other long-term liabilities	11,000	12,971

Total long-term liabilities	66,489	71,195

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,821	1,796
Additional paid in capital	862,216	859,207
Accumulated other comprehensive income	1,934	1,776
Accumulated deficit	(629,635)	(634,969)

Total shareholders' equity (deficiency)	236,336	227,810

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	415,410	430,102

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	201,425	209,915	65,295	71,548
Cost of Revenues	135,757	134,279	45,917	45,750

Gross profit	65,668	75,636	19,378	25,798

Research and development expenses:
Expenses incurred	13,293	12,846	4,359	4,109
Less - grants	1,380	1,756	604	481

	11,913	11,090	3,755	3,628

SMG&A	48,570	51,554	15,133	17,372

Operating income	5,185	12,992	490	4,798

Financial income,net and other	2,261	3,858	577	1,136
Expenses related to merger transaction	(1,972)	-	(1,039)	-
Other income	1,182	-	-	-

Income before taxes on income	6,656	16,850	28	5,934

Taxes on income	1,322	545	574	81

Net income (loss)	5,334	16,305	(546)	5,853

Basic net earnings (loss) per share	0.13	0.42	(0.01)	0.15

Diluted net earnings (loss) per share	0.13	0.39	(0.01)	0.14

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	39,852	39,026	39,989	39,228

Diluted	42,229	41,398	39,989	41,672

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating income	5,185	12,992	490	4,798
Non-cash stock options expenses (1)	518	1,064	138	288

Non-GAAP operating income	5,703	14,056	628	5,086

GAAP net income (loss)	5,334	16,305	(546)	5,853
Non-cash stock options expenses (1)	518	1,064	138	288
Expenses related to merger transaction	1,972	-	1,039

Non-GAAP net income (loss)	7,824	17,369	631	6,141

GAAP Earnings (loss) per share (diluted)	0.13	0.39	(0.01)	0.14
Non-cash stock options expenses (1)	0.01	0.03	0.00	0.01
Expenses related to merger transaction	0.05		0.02

Non-GAAP Earnings (loss) per share (diluted)	0.19	0.42	0.01	0.15

(1) Non-cash stock options expenses:
Cost of Revenues	21	8	7	4
Research and development	1	6	-	1
Selling, general, marketing and administrative	496	1,050	131	283

	518	1,064	138	288

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	5,334	16,305	(546)	5,853
Adjustments required to reconcile net income
to net cash provided by (used in) operating activities:
Depreciation and amortization	9,625	14,963	3,333	4,786
Impairment of Long lived and other assets	418	-	418	-
Stock compensation related to employees stock options	518	1,064	138	288
Accrued severance pay, net	388	(20)	172	(161)
Interest accrued on short and long-term restricted cash	(204)	(1,099)	292	(363)
Interest on held to maturity marketable securities	(1,777)	(1,608)	(142)	(671)
Exchange rate differences on long-term loans	(34)	503	(538)	363
Exchange rate differences on loans to employees	21	(128)	1	(169)
Capital loss from disposal of property and equipment	51	153	-	78
Deferred income taxes	(220)	(595)	6	(247)
Decrease (increase) in trade receivables, net	(11,628)	(13,795)	2,407	(6,531)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(2,558)	15,151	1,660	10,783
Decrease (increase) in inventories	(2,274)	4,503	163	454
Decrease in trade payables	(7,663)	(2,640)	(8,847)	(2,765)
Increase (decrease) in accrued expenses	4,004	(2,088)	4,600	(138)
Increase (decrease) in advances from customer, held
by trustees, net	204	(8,141)	(292)	(619)
Decrease in other accounts payable and other long term liabilities,
mainly deferred revenues	(14,995)	(12,502)	(1,453)	(11,019)

Net cash provided by (used in) operating activities	(20,790)	10,026	1,372	(78)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(8,728)	(5,714)	(4,403)	(2,760)
Return on investment	1,182	-	-	-
Other investments	(195)	-	-	-
Purchase of held to maturity marketable securities	(100,375)	(67,645)	(19,816)	(4,285)
Proceeds from held to maturity marketable securities	118,128	19,934	87,056	14,459
Proceeds from sale of property and equipment	426	-	-	-
Loans to employees, net	2,792	845	14	398
Proceeds from restricted cash held by trustees	-	92	-	-
Investment in restricted cash (including long-term)	(602)	(5,952)	(5)	(1,483)
Proceeds from restricted cash (including long-term)	171	3,824	-	3

Net cash provided by (used in) investing activities	12,799	(54,616)	62,846	6,332

Cash flows from financing activities:
Exercise of options, net	2,516	3,092	651	1,467
Issuance of shares, net of issuance expenses	-	(262)	-	(3)
Short-term bank credit, net	(322)	4,623	-	(5)
Proceeds from long-term loans	-	1,000	-	1,000
Repayments of long-term loans	(4,278)	(5,949)	(4,086)	(4,556)

Net cash provided by (used in) financing activities	(2,084)	2,504	(3,435)	(2,097)

Effect of exchange rate changes on cash and cash equivalents	(434)	798	(1,177)	259

Increase (decrease) in cash and cash equivalents	(10,509)	(41,288)	59,606	4,416

Cash and cash equivalents at the beginning of the period	122,807	149,545	52,692	103,841

Cash and cash equivalents at the end of the period	112,298	108,257	112,298	108,257

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income	5,185	12,992	490	4,798
Add:
Non-cash stock option expenses	518	1,064	138	288
Deprecation and amortization and impairment of tangible assets	9,625	14,963	3,333	4,786

EBITDA	15,328	29,019	3,961	9,872